

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

September 12, 2006

via U.S. mail
Mr. Manuel Pablo Zuniga-Pflucker
President and Chief Executive Officer
BPZ Energy, Inc.
11999 Katy Freeway, Suite 560
Houston, Texas 77079

> **Re:    BPZ Energy, Inc.**
> **Amendment No. 2 to Registration Statement on**
> **Form SB-2**
> **Filed January 17, 2006**
> **File No. 333-126934**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **Forms 10-QSB for the Fiscal Quarters Ended**
> **March 31, 2006(Draft), and June 30, 2006 (Draft)**
> **Response Letter Dated August 25, 2006**
> **File No. 0-29098**

Dear Mr. Zuniga-Pflucker:

We have limited our review of the above filings and your response letter to only the areas commented on below. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form SB-2

1.    We note you intend to file a Form S-1 as an amendment to your SB-2. Please monitor your requirement to update your financial statements in your next amendment.

2.    Please provide updated consents with your next amendment.

Form 10-Q (Draft) for the Fiscal Quarter Ended March 31, 2006

Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 28

3.      We note your disclosure that indicates you believe your disclosure controls and procedures were effective as of the end of the period covered by the report to ensure that information is reported within the time periods specified in the Commission's rules and forms.  Please explain how you are able to make such a conclusion given that the report is currently delinquent.  We note similar disclosures in your Draft Form 10-Q for the fiscal quarter ended June 30, 2006.  Please advise.

4.      We further note that you have concluded your disclosure controls and procedures were effective except for the restatement issues noted.  Your conclusion essentially states that your controls and procedures were effective to the extent they were ineffective.  Note that for purposes of this disclosure, you should draw a singular conclusion regarding effectiveness.  We note similar disclosures in your Draft Form 10-Q for the fiscal quarter ended June 30, 2006.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of

Mr. Zuniga-Pflucker
BPZ Energy, Inc.
September 12, 2006
page 3

a registration statement.  Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

You may contact Kevin Stertzel at (202) 551-3723 or Jill Davis, Accounting Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3745 with any other questions.  Direct all correspondence to the following ZIP code:  20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

via facsimile
Mark Coffin, Esq.
Adams & Reese
(713) 652-5152